DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/23/2005



1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA
9. SOLE DISPOSITIVE POWER

NA______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

478,093

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.5006%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

115,100

8. SHARED VOTING POWER

18,500
9. SOLE DISPOSITIVE POWER

257,623
______________________________________________________

10. SHARED DISPOSITIVE POWER
220,470

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

478,093

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.5006%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

220,470

8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
______________________________________________________

10. SHARED DISPOSITIVE POWER
220,470

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

220,470

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.3%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________





The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned on May 19, 2005. This Amendment No.5 amends the Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The filing persons have submitted the attached letter (Exhibit 1) to the issuer.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on February 7, 2005 there were 4,157,116.63 shares outstanding as of January 12 , 2005. The percentage set forth in this item (5a) was derived using such number.

a. The total number of shares owned by Bulldog Investors, Mr. Phillip Goldstein and Mr. Andrew Dakos is 478,093 shares or 11.5006%. Mr.Goldstein is deemed to be the beneficial owner of 478,093 shares of NRL or 11.5006% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 220,470 shares of NRL or 5.3% of the outstanding shares

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 257,623 shares and jointly with Mr. Dakos for 220,470 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 115,100 shares and jointly for 18,500 shares. Mr. Dakos has the sole power to vote 220,470 shares.

c. During the last sixty days the following shares of common stock were purchased, unless previously reported (there were no sales):


11/23/05    300 @ 22.2
11/21/05    7000 @ 22 and 500 @ 21.99
11/15/05    3500 @ 21.82
11/11/05    2000 @ 21.99
            100  @ 21.98
            2400 @ 21.95
            1700 @ 21.94
            400 @ 21.93
11/10/05    2000 @ 21.95

Item 7 has been amended as follows:
Item 7: Exhibit 1
Letter to Issuer
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2005

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1. Letter to Issuer

           60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   November 23, 2005

The Board of Directors
Neuberger Berman Funds
605 Third Avenue, 21st Floor
New York, New York 10158-0180

Dear Board Members:

Andy Dakos and I appreciate the opportunity we had to meet with a special committee of the board of directors of Neuberger Berman Real Estate Income Fund Inc. (the "Fund") yesterday afternoon.
At that meeting, we explained why we believe the best way for the board to (1) end the ongoing litigation and (2) avoid a proxy contest would be to open-end the Fund or at least to abide by a shareholder vote on a precatory open-ending proposal. We also asked the board to immediately redeem the poison pill. We pointed out to the committee that whatever threat Mr. Horejsi originally posed to the Fund has been substantially eliminated by
(1) changes in the Fund's shareholder base, and (2) the fact that the market price of the Fund's shares is now substantially higher than his year-old $19.89 per share tender offer. For these reasons it is highly unlikely that he can gain control of the Fund in the foreseeable future. Unfortunately, the committee stated that it was not authorized to negotiate with us and that it would not recommend to the board that it redeem the poison pill at this time. The committee also declined to commit the board to any timetable for responding to our proposals.

We believe (1) a poison pill is generally an impediment to maximizing shareholder value, (2) the Fund's poison pill probably violates the Investment Company Act of 1940, and (3) triggering of the poison pill can lead to settling the litigation. Consequently, we have determined to put our money where our mouths are and intentionally trigger the poison pill by becoming an "Acquiring Person." Therefore, please be advised that as of today the filing persons constitute a group that beneficially owns an aggregate of 478,093 shares representing 11.5006% of the Fund's outstanding shares

The special committee advised us yesterday that it would be inconvenient to schedule a board meeting to consider our proposals as we requested. In light of our decision to trigger the Fund's poison pill, the board may wish to reconsider its position. If so, please contact us to discuss how this matter can be resolved.

                                   Very truly yours,


                                   Phillip Goldstein